UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No: 000-54049
Washington, D.C. 20549	CUSIP No: 39260A 10 0

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☐Form 10-K     ☐Form 20-F     ☐Form 11-K     ☒Form 10-Q     ☐Form 10-D     ☐Form N-SAR     ☐Form N-CSR

For Period Ended:  March 31, 2013

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Green Automotive Company

Full Name of Registrant

Matter of Time I Co.

Former Name if Applicable

23 Corporate Place, Suite 150

Address of Principal Executive Office (Street and Number)

Newport Beach, California  92660

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fred Luke	(877)	449-8842
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☐  Yes   ☒  No  (Annual Report on Form 10-K for December 31, 2012)

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the three months ended March 31, 2013, will differ significantly from the same period of the prior year due to: (i) our acquisition of Liberty Electric Cars Ltd. that closed on July 23, 2012, (ii) our acquisition of Newport Coachworks, Inc. that closed on October 12, 2012, and (iii) our merger with Matter of Time I Co. (“MOT”) that closed on December 14, 2012, pursuant to which MOT dissolved into and became a part of Green Automotive Company, with Green Automotive Company being the surviving corporation and electing to assume MOT’s status as a reporting issuer under the Securities Exchange Act of 1934, as amended.  Unlike the three months ended March 31, 2012, our financial statements for the three months ended March 31, 2013 will not reflect MOT’s prior status as a “shell” company and the business of Green Automotive Company will not solely relate to the homologation of the all-electric Zotye Sport Utility Vehicle.  Instead our financial results will also reflect the operations related to Liberty Electric Cars Ltd. and Newport Coachworks, Inc.  The Liberty and Newport Coachworks transactions are expected to impact our revenue and cost of goods sold, operating expenses, as well as a change in our net profit/loss for the period.  The exact impact will not be known until our financial statements for March 31, 2013 are completed.

Green Automotive Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	By:	/s/ Fred Luke
Fred Luke

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).